RSE ARCHIVE, LLC

250 Lafayette Street, 2nd Floor

New York, NY 10012

October 9, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Erin Jaskot, Legal Branch Chief

Re:RSE Archive, LLC
Post-Qualification Amendment No. 11, No. 12 and No. 13
Filed September 29, 2020, October 8, 2020 and October 9, 2020
File No. 024-11057

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendments to the Offering Statement on Form 1-A for RSE Archive, LLC, a Delaware limited liability company, be declared qualified by the Securities and Exchange Commission before 5:00 PM Eastern Time on Tuesday, October 13, 2020, or as soon thereafter as practicable.

Very truly yours,

/s/ George Leimer

Chief Executive Officer of RSE Markets, Inc.,

the Managing Member of RSE Archive, LLC

cc:

Scott Anderegg, Esq.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean Colucci, Esq.